			Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest Charges	$109,523	$103,210	$91,221	$84,430	$84,992
Interest applicable to rentals	14,563	12,762	15,425	13,171	13,911

Total fixed charges, as defined	124,086	115,972	106,646	97,601	98,903

Preferred dividends, as defined (a)	12,348	11,869	14,274	12,646	12,093

Combined fixed charges and preferred dividends, as defined	$136,434	$127,841	$120,920	$110,247	$110,996

Earnings as defined:

Net Income	$178,185	$135,643	$126,009	$142,210	$174,635
Add:
Provision for income taxes:
Total	105,933	71,404	105,296	89,064	96,949
Fixed charges as above	124,086	115,972	106,646	97,601	98,903

Total earnings, as defined	$408,204	$323,019	$337,951	$328,875	$370,487

Ratio of earnings to fixed charges, as defined	3.29	2.79	3.17	3.37	3.75

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.99	2.53	2.79	2.98	3.34

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.